COSMOS HOLDINGS INC.

141 West Jackson Boulevard, Suite 4236

Chicago, Illinois 60604

December 15, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St NW

Washington, D.C. 20549

Attention: Abe Friedman / Doug Jones

Re:	Cosmos Holdings Inc.
Form 10-K Filed April 15, 2022
File No. 001-41308

Ladies and Gentlemen:

Cosmos Holdings Inc. (the “Company”) is responding to the Staff’s Comment Letter dated November 29, 2022 regarding its Form 10-K for the fiscal year ended December 31, 2021. We have filed Amendment No. 1 to the Form 10-K on this date. Set forth below are the Company’s responses, in the same order as contained in the Comment Letter, which we have repeated below for reference.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 30

1. Please revise your 'Evaluation of Disclosure Controls and Procedures' and 'Management’s Report on Internal Control over Financial Reporting' to provide a conclusive statement as to whether controls are effective or not effective for the period assessed. Refer to Items 307 and 308(a)(3), respectively, of Regulation S-K. This comment also applies to your Disclosure Controls and Procedures disclosure included within your Form 10-Q's.

Response No. 1

This comment has been complied with. Item 9A. Controls and Procedures has been amended. As per the undersigned’s telephone conversation with Abe Friedman on December 6, 2022, the Company will make sure that Disclosure Controls and Procedures in all Form 10-Qs going forward contain a conclusive statement as to whether controls are effective or not for the period assessed.

U.S. Securities and Exchange Commission

December 15, 2022

Report of Independent Registered Public Accounting Firm, page F-1

2. Please amend your filing to include a conformed signature in the audit report for the years ended December 31, 2021 and 2020, and confirm to us that you received a signed report from the auditor. In doing so, ensure the amendment includes the entirety of Item 8 and appropriate updated certifications that refer to the Form 10-K/A.

Response No. 2

This comment has been complied with. The amended Form 10-K/A includes a conformed signature of the Audit report dated April 15, 2022 and the Company has received a signed report from the auditor. The amendment includes the entirety of Item 8 unchanged and all of Part IV, which contains appropriate updated certifications that refer to the Form 10-K/A.

Please feel free to contact our securities counsel, Elliot H. Lutzker, at (646) 428-3210 with any questions.

Very truly yours,

COSMOS HOLDINGS INC.

By:	/s/ Georgios Terzis
Georgios Terzis
Chief Financial Officer